January 18, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (817)885-2278
Bob R. Simpson
Chief Executive Officer
XTO Energy, Inc.
810 Houston Street,
Fort Worth, Texas 76102

> **Re: XTO Energy, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2007**
> **File No. 1-10662**

Dear Mr. Simpson:

We have reviewed your response letter dated October 29, 2007 and have the following comment. Please respond to our comment by February 1, 2008 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Consideration for Executive Compensation Decisions in 2006, page 18

1. We note your response to our prior comments 8 and 9. You state that the committee's evaluation of each individual executive's contribution, including Mr. Simpson's, is subjective and that no weighting is assigned to the executives' contributions. Please disclose what elements of the named executive officers' contributions, in applying its subjective evaluation, the committee took into account in determining the named executive officers' cash and equity compensation.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor